Filed Pursuant to Rule 424(b)(3)
Registration No. 333-251136

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 6, DATED SEPTEMBER 16, 2021
TO THE PROSPECTUS, DATED JUNE 2, 2021

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated June 2, 2021 (the “Prospectus”), as supplemented by Supplement No. 1, dated June 16, 2021, Supplement No. 2, dated July 16, 2021, Supplement No. 3, dated August 17, 2021, Supplement No. 4, dated August 18, 2021 and Supplement No. 5, dated August 26, 2021. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of October 1, 2021;

C.to disclose the calculation of our August 31, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.to provide an update regarding distributions declared; and

E.to update disclosure in the “Experts” section of the Prospectus.

A.Status of Our Offerings

We launched our third public offering on June 2, 2021 which had its first monthly closing on July 1, 2021. Our second public offering was terminated immediately prior to the commencement of our third public offering on June 2, 2021. As of September 16, 2021, we have received gross proceeds of approximately $128.8 million from the sale of 12.5 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of September 16, 2021, approximately $1.88 billion of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $493.1 million of shares available under our distribution reinvestment plan.

B.October 1, 2021 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of October 1, 2021 (and repurchases as of September 30, 2021) is as follows:

	Offering Price	Transaction Price
	(per share)	(per share)
Class T	$10.63	$10.26
Class S	$10.63	$10.26
Class D	$10.26	$10.26
Class I	$10.26	$10.26

The transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2021. The NAV per share as of August 31, 2021 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.August 31, 2021 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at hinesglobalincometrust.com and is also available on our toll-free information line at (888) 220-6121. Please see Section G of this Supplement for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S. Inc., or Altus, the independent valuation advisor we have engaged to prepare appraisal reviews and carry out a review of the calculation of the NAV for the Company. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus reviewed the calculation of the new NAV per share of our common stock as of August 31, 2021, as set forth, and concurred with the calculation of the new NAV per share. Throughout the Prospectus, all references to Altus as the "independent valuation firm" are hereby superseded and replaced with "independent valuation advisor."

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of August 31, 2021 and July 31, 2021 (the NAV per share is the same for each class of shares of our common stock):

	August 31, 2021		July 31, 2021
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$2,330,588	$17.61	$2,329,069	$18.22
Other assets	178,026	1.35	164,408	1.29
Debt and other liabilities	(1,150,942)	(8.70)	(1,183,770)	(9.26)
NAV	$1,357,672	$10.26	$1,309,707	$10.25
Shares outstanding	132,347		127,818

As previously disclosed, the Coronavirus (COVID-19) pandemic has adversely impact global commercial activity. Although the outlook is improving in many areas of the world, included the United States, the United Kingdom and Europe, considerable uncertainty still surrounds the long term impact the pandemic will have on commercial real estate markets and future performance and value of our investments. Investments in real properties and real estate-related securities have been impacted by the pandemic and in some cases significantly. For example, our portfolio has two retail properties that represent approximately 16% of our portfolio, based on the estimated value of our real estate investments as of June 30, 2021. We agreed to grant $3.8 million of rent relief to our retail tenants during the year ended December 31, 2020, as a result of their lost revenues resulting from the Coronavirus pandemic at these properties. Such rent relief consisted of rental payments that were forgiven or reduced due to the conversion of fixed rental payments to rental payments based on a percentage of the tenant's revenues as well as rent payments that were deferred to future periods. We have not granted significant additional rent relief during the six months ended June 30, 2021. While rent collections were adversely affected in the early months of the pandemic, consumer traffic at these properties has recovered to near pre-pandemic levels in recent months. During the six months ended June 30, 2021, rent collections had recovered to 99% of billed rent, which includes the collection of certain 2020 rent payments that were deferred to 2021.

Additionally, we refunded $2.2 million in rent to students across our international student housing portfolio during the year ended December 31, 2020 and $0.7 million for the six months ended June 30, 2021 as a result of temporary university closures. We expect on-campus learning to resume at the start of the 2021/2022 school year, but it is difficult to predict whether additional closures may occur.

Values of our retail and student housing properties have also been adversely impacted by the pandemic. While it is difficult to predict the potential long-term impacts the pandemic may have on our business, we have invested in well leased, high-quality assets using modest leverage in markets positioned for value retention and resiliency and we believe our globally diversified fund is well-situated to weather this challenge.

Our consolidated balance sheet as of August 31, 2021 includes a liability of $30.7 million related to distribution and stockholder servicing fees payable to Hines Securities, Inc. (the "Dealer Manager") in future periods with respect to shares of its common stock. The NAV per share as of August 31, 2021 does not include any liability for distribution and stockholder servicing fees that may become payable after August 31, 2021, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of our common stock.

The valuations of our real properties as of August 31, 2021 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to properties acquired in the past 12 months since the acquisition cost of these properties will serve as their value for a period of up to one year following their acquisition, in accordance with our valuation policy.

	Office	Industrial	Retail	Residential/Living	Weighted-Average Basis
Capitalization rate	6.50%	5.56%	6.76%	5.36%	5.75%
Discount rate / internal rate of return (“IRR”)	7.86%	6.01%	7.43%	6.18%	6.42%
Average holding period (years)	7.0	9.7	10.0	10.0	9.6

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Weighted-Average Values
Capitalization rate (weighted-average)	0.25% decrease	3.32%	3.41%	2.32%	2.72%	3.03%
	0.25% increase	(3.08)%	(3.11)%	(2.16)%	(3.45)%	(3.07)%
Discount rate (weighted-average)	0.25% decrease	1.54%	1.99%	1.95%	1.24%	1.72%
	0.25% increase	(1.52)%	(1.94)%	(1.90)%	(2.77)%	(2.16)%

D.Distributions Declared

With the authorization of our board of directors, we declared monthly distributions for the month of September 2021 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

September 2021	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.008	$0.044
Class S Shares	$0.052	$0.007	$0.045
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX Shares	$0.052	$—	$0.052
Class TX Shares	$0.052	$0.008	$0.044
Class IX Shares	$0.052	$0.002	$0.050

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the last business day of September 2021, and will be paid on the first business day of October 2021. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made.  Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.Update to Experts

The following updates the “Experts” disclosure on page 180 of the Prospectus:
The statements included in this Supplement under Section C, “August 31, 2021 NAV Per Share,” relating to the role of Altus as the independent valuation advisor, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations.